Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The computation of the ratio of earnings to fixed charges for the years 2006 through 2010 are as follows:

	Years Ended December 31,
(Millions)	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$ 2,644.2	$ 1,901.2	$ 2,174.2	$ 2,796.4	$ 2,586.6
Add back fixed charges	307.7	302.9	297.9	234.3	199.5
Income as adjusted ("earnings")	$ 2,951.9	$ 2,204.1	$ 2,472.1	$ 3,030.7	$ 2,786.1

Fixed charges:
Interest expense	$ 254.6	$ 243.4	$ 236.4	$ 180.6	$ 148.3
Portion of rents representative of interest factor	53.1	59.5	61.5	53.7	51.2
Total fixed charges	$ 307.7	$ 302.9	$ 297.9	$ 234.3	$ 199.5

Ratio of earnings to fixed charges	9.59	7.28	8.30	12.94	13.97